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                                                                    EXHIBIT 2.5




                        MARKETING COOPERATION AGREEMENT


         This Marketing Cooperation Agreement ("Agreement") is made as of July 11, 1996 by and between Salton/Maxim Housewares, Inc., a Delaware corporation ("Salton"), and Windmere-Durable Holdings, Inc., a Florida corporation ("Windmere").


                                    RECITALS

         A. Pursuant to that certain Stock Purchase Agreement between Salton and Windmere dated as of February 27, 1996 (the "Stock Purchase Agreement"), Windmere has concurrently herewith sold, assigned, transferred, conveyed and delivered to Windmere certain shares.

         B. Salton and Windmere are also parties to a Stockholder Agreement dated as of July 11, 1996 (the "Stockholder Agreement"), pursuant to which Windmere and the Company establish certain terms and conditions concerning Windmere's investment in Salton and Salton's corporate governance.

         C. Both Salton and Windmere believe that, in order to form a successful strategic alliance that will enhance the overall competitive position of each party without limiting the competition which may exist between them, Salton and Windmere shall participate in a variety of mutually satisfactory marketing cooperation efforts designed to achieve maximum market penetration for both parties.


         NOW, THEREFORE, in consideration of the foregoing premises and the covenants set forth in this Agreement, Salton and Windmere hereby agrees as follows:


Article 1.  DEFINITIONS

         Capitalized terms used in this Agreement without definition shall have the respective meanings accorded to them in the Stockholder Agreement.

Article 2.  SCOPE OF COOPERATION

2.1 Cooperation Efforts. Under this Agreement and in a manner consistent with all applicable laws and regulations, each of Salton and Windmere shall participate in a variety of mutually satisfactory marketing cooperation efforts designed to expand the market penetration of each of Salton and Windmere through, among other things: (i) the expansion of distribution bases or channels; (ii) the possible use of co-branding or housebrand strategies for certain products; and (iii) the possible coordination of promotional activities. Notwithstanding the foregoing, the parties agree that the terms of any transaction or series of related transactions between Salton and Windmere arising from or relating to any such marketing cooperation
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         efforts (collectively, "Marketing Transactions") shall be subject to the provisions of Section 5.3 of the Stockholder Agreement.

2.2 Marketing Cooperation Conference. Without limiting the generality of the foregoing, the parties agree that a marketing conference shall be held at least once every ninety (90) days to identify marketing cooperation opportunities. Windmere shall host the first such conference within three (3) months of the date hereof. Thereafter, each party shall alternate hosting every other such conference held throughout the term hereof. Such conference size, format (in person, video conference or teleconference), topics and schedule will be decided between the parties.

Article 3.  CONFIDENTIALITY

3.1 Definition. The term "Confidential Information" shall mean any information disclosed by one party (the "Disclosing Party") to the other party (the "Receiving Party") concerning the operations and affairs of the Disclosing Party or its Affiliates in connection with the performance of this Agreement or any Marketing Transaction.

3.2 Confidentiality Obligations. Receiving Party and its Affiliates will treat and hold as such, and except as contemplated by any Marketing Transaction, will not use for the benefit of themselves or others, any Confidential Information. Receiving Party and its Affiliates shall not disclose such Confidential Information to any third party during the term of this Agreement or at any time thereafter. The Receiving Party shall only permit disclosure of the Confidential Information to the Receiving Party's directors, officers, employees, agents and advisors who have a need to know (it being agreed that such directors, officers, employees, agents and advisors shall be informed by the Receiving Party of the confidential nature of such information and that by receiving such information they are agreeing to be bound by this Agreement) and shall not use the Confidential Information for any purpose other than the purpose contemplated by this Agreement.

3.3 Exceptions. The confidentiality obligations set forth in this Article 3 shall not apply to any information which:

         (a) is rightfully in the possession of the Receiving Party prior to receipt from the Disclosing Party; or

         (b) is rightfully received by the Receiving Party from a third party without the breach of any restriction on disclosure; or

         (c) is disclosed pursuant to applicable laws, regulations or court order, provided that the Receiving Party shall give the Disclosing Party prompt notice of such request so that

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                 the Disclosing Party has an opportunity to defend, limit or protect such disclosure; or

         (d) is established to be in the public domain other than as a consequence of a breach of an obligation undertaken not to disclose the information; or

         (e)     is made public by the Disclosing Party.


Article 4.  TERM

         The term of this Agreement shall commence on the date hereof and shall terminate at the first time after the date hereof that the Purchaser Interest shall have been less than thirty percent (30%) for a period of at least ten (10) consecutive days.

Article 5.  NOTICE

         Any notice required or permitted to be given under this Agreement shall be written, and may be given by personal delivery, by cable, telecopy, telex or telegram (with a confirmation copy mailed as follows), by Federal Express, United Parcel Service, DHL, or other reputable commercial delivery service, or by registered or certified mail, first-class postage prepaid, return receipt requested. Notice shall be deemed given upon actual receipt. Mailed notices shall be addressed as follows, but each party may change address by written notice in accordance with this paragraph.

                 To Salton:                Salton/Maxim Housewares, Inc.
                                           550 Business Center Drive
                                           Mount Prospect, Illinois  60056
                                           Attention: Chief Executive Officer
                                           Fax:  (708) 803-8080


                 with a copy to:           Sonnenschein Nath & Rosenthal
                                           8000 Sears Tower
                                           Chicago, Illinois  60606
                                           Attention: Neal Aizenstein, Esq.
                                           Fax:  (312) 876-8938

                 To Windmere:              Windmere Corporation
                                           5980 Miami Lakes Drive
                                           Miami Lakes, Florida  33014-9867
                                           Attention: Chief Executive Officer
                                           Fax:  (305) 364-0502

                 with a copy to:           Greenberg, Traurig, Hoffman,
                                           Lipoff, Rosen & Quentel, P.A.
                                           1221 Brickell Avenue





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                                           Miami, Florida  33131
                                           Attention: Andrew Hulsh, Esq.
                                           Fax:  (305) 599-0717
Article 6.  GOVERNING LAW

         This Agreement shall be governed by, construed under and enforced in accordance with, the laws of the State of Delaware without regard to its conflict-of-laws principles.

Article 7.  ASSIGNMENT

         This Agreement and all of the provisions hereof shall be binding and inure to the benefit of Salton, Windmere and their respective successors and assigns. Neither party hereto shall assign or transfer any rights, privileges or obligations hereunder without the prior written consent of the other party hereto.

Article 8.  ARBITRATION

8.1 Negotiation and Arbitration. All disputes relating to this Agreement or any Marketing Transaction shall be settled through friendly negotiation between the parties, including providing written notice of the dispute to the other party in advance of submitting any dispute to arbitration pursuant to Section 8.2 hereof. The parties agree that no such arbitration concerning a dispute between the parties will be started until after the senior executive of each company has attempted to speak (in person, by telephone or by videophone) to the other concerning the dispute and attempted to resolve the dispute. In case no settlement can be reached, the dispute shall be submitted to arbitration as provided in Section 8.2.

8.2 Arbitration Procedures. All disputes relating to this Agreement or any Marketing Transaction which are not resolved in accordance with
         Section 8.1 hereof shall be finally settled by the arbitration procedures set forth below and in accordance with the applicable procedures of arbitration of the Commercial Arbitration Rules of the American Arbitration Association as in effect from time to time. In the event of such a dispute, a party may commence arbitration hereunder by delivering to the other party a notice of arbitration (a "Notice of Arbitration"). The Notice of Arbitration shall specify the matters as to which arbitration is sought, the nature of any dispute or the claims of such party to the arbitration and shall specify the amount and nature of damages, if any, sought to be recovered as a result of any alleged claim, and any other matters required by the Commercial Arbitration Rules of the American Arbitration Association as in effect from time to time to be included therein, if any. The arbitration proceeding shall be held before three (3) arbitrators in the headquarters city of the party not initiating the claim. Two (2) of the arbitrators shall first be appointed by the parties, one (1) by Salton (the "Salton





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         Arbitrator") and one (1) by Windmere (the "Windmere Arbitrator").  In
         the event that either party fails to select an arbitrator as set forth herein within twenty (20) days from the delivery of a Notice of Arbitration, then the matter shall be resolved by the arbitrator selected by the other party. The Salton Arbitrator and the Windmere Arbitrator shall appoint a third arbitrator, who shall act as the chairman of the arbitral tribunal. If the Salton Arbitrator and the Windmere Arbitrator fail to appoint a third arbitrator within twenty
         (20) days after they have been appointed, the Salton Arbitrator and the Windmere Arbitrator shall each prepare a list of three independent arbitrators. The Salton Arbitrator and the Windmere Arbitrator shall each have the opportunity to designate as objectionable and eliminate one (1) arbitrator from the other arbitrator's list within seven (7) days after submission thereof, and the third arbitrator shall then be selected by lot from the arbitrators remaining on the lists submitted by the Salton Arbitrator and the Windmere Arbitrator. The law applied in such proceeding shall be the same as the governing law selected in
         Article 6 of this Agreement. The arbitration procedure set forth above shall be the sole and exclusive method for resolving and remedying claims for money damages arising out of the terms of this Agreement or any Marketing Transaction. The results of such arbitration shall be conclusive and binding upon the parties, and shall be enforceable in any court having jurisdiction over the parties against whom the award was rendered. The arbitrators selected pursuant to this Article 8 will determine the allocation of the costs and expenses of arbitration based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party.

Article 9.  SEVERABILITY

         Should any clause, sentence, or paragraph of this Agreement judicially be declared to be invalid, unenforceable, or void, such decision shall not have the effect of invalidating or voiding the remainder of this Agreement unless the economic equity of the parties is materially affected thereby.

Article 10.  ENTIRE AGREEMENT

         This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter of this Agreement and merges all prior discussions between them, and neither of the parties shall be bound by any modification of this Agreement, other than as duly set forth on or subsequent to the date hereof in writing and signed by a duly authorized representative of the party to be bound thereby; provided that any amendment or waiver of any of the provisions of this Agreement may only be made in accordance with the terms of the Stockholder Agreement.





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Article 11.  COOPERATION.

         Each of the parties agrees to do such further acts and to execute and deliver such additional documents as are reasonably necessary or appropriate to give effect to the transactions contemplated by this Agreement and carry out the purpose and intent of this Agreement.


Article 12.  EQUITABLE RELIEF

         The parties acknowledge and agree that any unauthorized use, transfer or copying of the Confidential Information will cause irreparable injury to the Disclosing Party by substantially diminishing the value of the Disclosing Party's trade secrets and other proprietary rights contained in the Confidential Information. Therefore, if the Receiving Party (including its directors, officers, employees, agents and advisors) attempts to use, transfer, copy, license, assign or otherwise convey the Confidential Information in any manner contrary to the terms of this Agreement, the Disclosing Party shall, in addition to any other remedies available to it, have the right to enjoin, preliminary and permanently, the Receiving Party from any such act, and the Receiving Party hereby acknowledges that other remedies are inadequate and consents to such injunction.

Article 13.  COUNTERPARTS

         This Agreement may be executed in one or more counterparts all of which taken together will constitute one and the same instrument.

Article 14.  HEADINGS

         Headings of Articles and other provisions of this Agreement are for convenience only, and do not alter the meaning of this Agreement.

         IN WITNESS WHEREOF, the parties have caused their duly authorized representatives to execute this Marketing Cooperation Agreement, on the dates below indicated.


WINDMERE-DURABLE HOLDINGS, INC.            SALTON/MAXIM HOUSEWARES, INC.


By:                                        By:
    --------------------                       -------------------------
Name:  David M. Friedson                   Name:  Leonhard Dreimann
Title: President                           Title: Chief Executive Officer
Date:  July 11, 1996                       Date:  July 11, 1996





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